SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Decrease of 13.4% in the number of seats and departures in the year through May

São Paulo, June 21, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CC, Fitch: C and Moody’s: Caa3), the largest low-cost and best-fare airline in Latin America, hereby announces its preliminary air traffic figures for the month of May 2016 and the year to date. All comparisons refer to the same periods in 2015.

GOL Highlights

|           The total volume of departures in the system decreased by 21.3%  in May and the total number of seats available to the market fell by 21.2% in the month. In the year to date, both indicators fell by 13.4%.

|           In the domestic market, GOL reduced its supply by 6.3% in May and 6.6% in the first five months over the same periods the year before.

|           The domestic demand decreased by 7.7% in May and 8.8% in the year to date, with respective load factors of 75.8% and 76.8%.

|           GOL’s international market supply and demand fell by 8.8% and 8.4% year-on-year, respectively, while the load factor increased by 0.3 p.p. to 67.6%. In the first five months, supply declined by 16.5% and demand decreased by 11.4%, giving a load factor of 75.6%, 4.4 p.p. higher than in the same period in 2015.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bringing people closer and reducing distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

GOL has the highest supply of seats with ANAC’s "A" seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean. The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances. Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

1	GOL Linhas Aéreas Inteligentes S.A.

Decrease of 13.4% in the number of seats and departures in the year through May

Operational data*	May/16	May/15	% Var.	5M16	5M15	% Var.	May/16 LTM	May/15 LTM	% Var.
Total System
Departures	20,599	26,186	-21.3%	114,992	132,843	-13.4%	298,051	320,460	-7.0%
Seats	3,430	4,353	-21.2%	19,159	22,130	-13.4%	49,559	53,430	-7.2%
ASK (mm)	3,741	4,005	-6.6%	19,346	20,990	-7.8%	48,098	50,136	-4.1%
RPK (mm)	2,801	3,036	-7.8%	14,834	16,315	-9.1%	36,929	38,966	-5.2%
Load Factor	74.9%	75.8%	-0.9 p.p	76.7%	77.7%	-1.0 p.p	76.8%	77.7%	-0.9 p.p
Pax on board	2,477	3,128	-20.8%	13,957	16,507	-15.4%	36,318	40,148	-9.5%
Domestic
Departures	19,383	24,866	-22.1%	108,699	125,712	-13.5%	281,977	303,168	-7.0%
Seats	3,215	4,123	-22.0%	18,055	20,877	-13.5%	46,749	50,396	-7.2%
ASK (mm)	3,304	3,527	-6.3%	17,094	18,296	-6.6%	42,247	43,696	-3.3%
RPK (mm)	2,506	2,714	-7.7%	13,133	14,396	-8.8%	32,639	34,374	-5.0%
Load Factor	75.8%	77.0%	-1.2 p.p	76.8%	78.7%	-1.9 p.p	77.3%	78.7%	-1.4 p.p
Pax on board	2,337	2,978	-21.5%	13,129	15,612	-15.8%	34,285	37,996	-9.8%
International
Departures	1,216	1,320	-7.9%	6,293	7,131	-11.8%	16,074	17,292	-7.0%
Seats	215	230	-6.6%	1,104	1,253	-11.9%	2,810	3,034	-7.4%
ASK (mm)	437	479	-8.8%	2,251	2,695	-16.5%	5,851	6,441	-9.2%
RPK (mm)	295	322	-8.4%	1,701	1,919	-11.4%	4,290	4,591	-6.6%
Load Factor	67.6%	67.3%	0.3 p.p	75.6%	71.2%	4.4 p.p	73.3%	71.3%	2.0 p.p
Pax on board	140	150	-6.5%	828	894	-7.4%	2,033	2,152	-5.5%

  * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

2	.	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.